FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF - Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

Public Company

ANNOUNCEMENT TO THE MARKET

In accordance with the terms of CVM Instruction 358, of January 03, 2002 and section 4, article 157 of Law 6,404/76, and in line with the announcement to the market made on May 31, 2011, Brasil Foods S.A. (BRF) announces that it has established a joint venture with Dah Chong Hong Limited, aimed at gaining access to the Chinese distribution market, engaging in local processing, developing the Sadia brand in China, and reaching retail and food service channels in continental China, Hong Kong and Macau.

Dah Chong Hong, Limited (DCH), incorporated in 1949, is a wholly owned subsidiary of Dah Chong Hong Holdings Limited (DCHH), which is a business conglomerate whose shares are listed on the Hong Kong Stock Exchange since 2007 (01828.HK). DCH is one of the largest distributors of automobiles, food and consumer products in China and Hong Kong, with infrastructure for distributing chilled and frozen food. Its operations span the markets of Mainland China, Hong Kong and Macau, and the company pursues excellence in its products and service provision. DCHH is currently owned as to approximately 55.9% by CITIC Pacific Limited (a public company listed on the Hong Kong Stock Exchange and ultimately owned as to approximately 56.7% by CITIC Group Corporation, a state-owned company incorporated in the People’s Republic of China).

The 50:50 joint venture between BRF and DCH covers both in natura and processed products, and the joint venture will focus on overall capability building and the relevant business operation in local market, including sales, importation, procurement of products, customer clearance and trade marketing. The joint venture’s leadership will be shared, with the same number of representatives from both companies on its Board of Directors and Executive Committee.

BRF will focus on production, technical support and marketing for the products to be sold by the joint venture. Meanwhile, DCH will concentrate on supply chain and distribution operations, processing and packaging services, and various kinds of operation support during the initial transitional phase.

It is estimated that the joint venture will sell volumes of more than 140,000 metric tons and have revenues of approximately US$450 million in the first year, and investment will be made in its working capital.

São Paulo, February 14, 2012

Leopoldo Viriato Saboya

Chief Financial Officer and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director